Exhibit 99.1

Tencent Music Entertainment Group Announces Second Quarter 2020 Unaudited Financial Results

SHENZHEN, China, August 10, 2020 /PRNewswire/ --Tencent Music Entertainment Group ("Tencent Music," "TME," or the "Company") (NYSE: TME), the leading online music entertainment platform in China, today announced its unaudited financial results for the second quarter and six months ended June 30, 2020.

Financial and Operational Highlights

In the three months ended June 30, 2020:

•	Online music paying users grew 51.9% year-over-year to 47.1 million, with ARPPU increasing by 8.1% year-over-year.

•	Total revenues were RMB6.93 billion (US$981 million), an increase of 17.5% year-over-year, with online music subscription revenues growing by 64.7% year-over-year to RMB1.31 billion (US$186 million).

•	Net profit attributable to equity holders of the Company was RMB939 million (US$133 million).

•	Non-IFRS net profit attributable to equity holders of the Company[1] was RMB1.15 billion (US$163 million).

“As the industry leader of China’s online music market, we continue to pioneer and make contributions to support the development of the industry. Our efforts include continuous advocation of the pay-for-streaming model, deeper cultivation of indie musicians, promotion of digital albums and our innovative online concert TME Live. To top artists, our platform is not only the preferred destination for digital album releases but also a unique performance venue to interact with fans real time. Our online music revenues in the second quarter of 2020 increased by 42.2% year-over-year, accelerating from 27.4% in the first quarter, which was mainly attributable to nearly 65% year-over-year growth in music subscription revenues as well as strong performance from our digital album sales. With our content leadership, a well-executed paywall strategy, and enhanced recommendation capabilities, we have significantly improved our online music paying ratio to 7.2%, up from 4.8% in the same quarter of last year,” said Mr. Cussion Pang, Chief Executive Officer of Tencent Music. “In addition, our social entertainment services performed steadily in the second quarter, registering sequential growth as the COVID-19 situation continued to improve in China. We also carried on with upgrading our products and introducing new features to provide interactive, engaging, and visually stimulating experience, which will strengthen our long-term competitiveness. Supported by our strong financial position and cash flow generation, we will continue to invest in and ramp up our long-form audio services, and expect to achieve significant synergies across all aspects of our businesses and further boost our long-term sustainable growth.”

Second Quarter 2020 and Recent Operational Highlights

•	TME's online music and social entertainment services key operating metrics*

_______________________

1Non-IFRS net profit attributable to equity holders of the Company excludes amortization of intangible assets and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments, fair value change on puttable shares and income tax effects.

	2Q20	2Q19	YoY %
Mobile MAU - online music (million)	651	652	(0.2%)
Mobile MAU - social entertainment (million)	236	242	(2.5%)
Paying users - online music (million)	47.1	31.0	51.9%
Paying users - social entertainment (million)	12.5	11.2	11.6%
Monthly ARPPU - online music (RMB)	9.3	8.6	8.1%
Monthly ARPPU - social entertainment (RMB)	125.6	129.0	(2.6%)

•	We continued to strengthen our content leadership by forming new strategic partnerships with a broad range of music labels, as well as adding various categories of content including trendy and original music from indie musicians. Our continuous investments in content have further elevated our competitive advantages:

-	We recently signed a multi-year contract renewal with Universal Music Group (“UMG”), incentivizing both parties to continue to unlock the intrinsic value of music through a mutually beneficial partnership. As part of the new contract, we will also form a music label with UMG to further drive the tremendous growth potential of digital music commercialization in China.

-	We added more premium content from trend-setting variety shows. In the first half of 2020, we covered over 80% of music content for variety shows aired in China, penetrating further into the younger user demographic.

-	In July we celebrated the three-year anniversary of our Tencent Musician Platform with the following key achievements:

▪	committed significant resources in nurturing indie musicians;

▪	experienced exponential growth in scale over the past few years. By the end of the second quarter, both the number of indie musicians and original songs uploaded to our platform achieved triple digit year-over-year growth rates;

▪	emerged as a leading platform for indie musicians, attracting the biggest number of new indie musicians for the past consecutive months; and

▪	leveraged our strong promotional capabilities and in-depth user insights to help the original content of indie musicians reach a broader audience.

•	In the second quarter, TME Live successfully organized nine influential live performances for well-known artists, including Mayday and Hanazawa Kana,which have earned TME Live a strong brand name. As the pioneer to integrate offline concert with an online experience, we also proactively designed various services such as VIP package and virtual gifting for users to engage with artists.

•	In the second quarter, we spearheaded product upgrades for both our online music and social entertainment services by introducing new interactive features to bolster social and community attributes and enriching video content. We also launched Putong Community in QQ Music, an online community connecting idols and fans, as well as user groups with similar interests. Putong community attracted many celebrities to join and we are pleased to see its DAU penetration rate increasing steadily since launch.

•	In the second quarter, we further enriched our long-form audio content offering, with the number of licensed titles increased by nearly 300% year-over-year. In particular, the catalogues for literature, audio drama, and talk show, grew even more rapidly. This helped increase MAU penetration of long-form audio to 9.4%, up significantly from 4.6% for the same quarter of last year. We also launched long-form audio subscription packages to start exploring its monetization opportunity.

[*] For the definitions of the above operating metrics, please refer to the introduction section in the Company's 2019 20-F filed on March 25, 2020. For the three months ended June 30, 2020, the Company's mobile MAU and paying users for social entertainment services included approximately 9 million mobile MAU and 0.2 million paying users from its mobile app Kugou Changchang, an online karaoke application under the Kugou brand, compared with approximately 3 million mobile MAU and 0.06 million paying users for the same period in 2019.

Second Quarter 2020 Financial Results

Revenues

Total revenues for the second quarter of 2020 increased by RMB1.03 billion, or 17.5%, to RMB6.93 billion (US$981 million) from RMB5.90 billion in the same period of 2019.

•	Revenues from online music services for the second quarter of 2020 increased by 42.2% to RMB2.22 billion (US$314 million) from RMB1.56 billion in the same period of 2019. The increase was driven by strong growth in music subscription revenues, supplemented by growth in sales of digital albums and advertising service revenues, despite a decrease in sublicensing revenues. Revenues from music subscriptions were RMB1.31 billion (US$186 million), representing a 64.7% growth compared to RMB798 million in the second quarter of 2019, primarily due to the increase in the number of paying users by 51.9% and continuous improvement in monthly ARPPU by 8.1%.

•	Revenues from social entertainment services and others for the second quarter of 2020 increased by 8.6% to RMB4.71 billion (US$667 million) from RMB4.34 billion in the same period of 2019. On a year-over-year basis, paying user base of social entertainment services expanded by 11.6% although ARPPU decreased by 2.6% in the second quarter of 2020.

Cost of Revenues

Cost of revenues for the second quarter of 2020 increased by 20.3% to RMB4.76 billion (US$674 million) from RMB3.96 billion in the same period of 2019, primarily due to increased investments in new product and content offerings, increased revenue sharing fees to strengthen our platform’s competitiveness, and increase in content costs related to digital album sales and variety shows.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2020 increased by 11.8% to RMB2.17 billion (US$307 million) from RMB1.94 billion in the same period of 2019. Gross margin was 31.3% for the second quarter of 2020 compared with 32.9% in the same period of 2019. This was primarily due to increased investments in new product and content offerings such as long-form audio and increased revenue sharing fees to strengthen our platform’s competitiveness.

Operating Expenses for the Period

Total operating expenses for the second quarter of 2020 increased by RMB253 million to RMB1.30 billion (US$184 million) from RMB1.05 billion in the same period of 2019. Operating expenses as a percentage of total revenues slightly increased to 18.8% in the second quarter of 2020 from 17.8% in the same period of 2019.

•	Selling and marketing expenses were RMB579 million (US$82 million) and 8.4% as a percentage of total revenues in the second quarter of 2020, as compared to 7.1% in the same period of 2019. Such increase was primarily due to increased spending in promoting our new offerings such as long-form audio, Kugou Changchang and TME Live that are still ramping up in terms of revenue generation and we are investing for their future growth. Additionally, we also increased spending to promote existing products to strengthen our products’ competitiveness.

•	General and administrative expenses were RMB724 million (US$102 million) and 10.4% as a percentage of total revenues in the second quarter of 2020, as compared to 10.7% in the same period of 2019. The increase in amount was mainly due to the Company’s increased investment in research and development to expand its competitive advantages in product and technology innovations.

Operating Profit for the Period

Operating profit was RMB1.11 billion (US$157 million) in the second quarter of 2020, compared to operating profit of RMB1.09 billion in the same period of 2019.

Net Profit and Non-IFRS Net Profit for the Period

Net profit attributable to equity holders of the Company for the second quarter of 2020 was RMB939 million (US$133 million), compared to net profit of RMB927 million in the same period of 2019. Non-IFRS net profit attributable to equity holders of the Company was RMB1.15 billion (US$163 million) for the second quarter of 2020, compared to RMB1.13 billion in the same period of 2019. Please refer to the section titled "Non-IFRS Financial Measure" for details.

Earnings per ADS

Basic and diluted earnings per American Depositary Shares ("ADS") were RMB0.57 (US$0.08) and RMB0.56 (US$0.08), respectively, for the second quarter of 2020. Excluding amortization of intangible assets and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments, fair value change on puttable shares and income tax effects, non-IFRS basic and diluted earnings per ADS were RMB0.70 (US$0.10) and RMB0.69 (US$0.10), respectively, for the second quarter of 2020. During the second quarter of 2020, the Company had weighted averages of 1.65 billion basic and 1.68 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company's Class A ordinary shares.

Cash Flow

Net cash provided by operating activities for the second quarter of 2020 was RMB1.44 billion (US$204 million), compared to RMB1.89 billion of cash provided by operating activities during the same period of 2019. Net cash used in investing activities for the second quarter of 2020 was RMB2.07 billion (US$293million), primarily related to investments in term deposits and equity investments in certain entities, compared to net cash provided by investing activities for RMB2.56 billion during the same period of 2019. The fluctuation of cash flow from investing activities is impacted by the purchase and maturity of deposits the company invested. Net cash used in financing activities for the second quarter of 2020 was RMB25 million (US$4 million), primarily related cash paid for lease liabilities, compared to RMB11 million of cash used in financing activities during the same period of 2019.

Cash, Cash Equivalents and Term Deposits

As of June 30, 2020, the combined balance of the Company's cash, cash equivalents and term deposits amounted to RMB22.32 billion (US$3.16 billion), compared to RMB21.90 billion as of March 31, 2020. The increase in cash, cash equivalents and term deposits was primarily due to the cash flow generated from operations of RMB1.44 billion (US$204 million), and partially offset by the cash used in investing activities. The Company's cash and cash equivalents balance was also affected by the change in the exchange rate of RMB to USD at different balance sheet dates. The exchange rate was 7.0651 to 1 on June 30, 2020.

Conference Call Information

Tencent Music's management will hold a conference call on Monday, August 10, 2020, at 8:00 P.M. Eastern Time or 8:00 A.M. Beijing Time on Tuesday, August 11, 2020, to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong, China Toll Free:	800-963-976
Access Code:	3578903

The replay will be accessible through August 17, 2020, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	10146226

A live and archived webcast of the conference call will also be available at the Company's investor relations website athttps://ir.tencentmusic.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0651 to US$1.00, the noon buying rate in effect on June 30, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Tencent Music believes that non-IFRS net profit helps identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. Tencent Music believes that non-IFRS net profit for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. Tencent Music encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the period represents profit for the year excluding amortization of intangible and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments, fair value change on puttable shares and income tax effects.

Please see the "Unaudited Non-IFRS Financial Measure" included in this press release for a full reconciliation of Non-IFRS net profit for the period to its net profit for the period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 871720

SOURCE Tencent Music Entertainment Group

TENCENT MUSIC ENTERTAINMENT GROUP CONSOLIDATED INCOME STATEMENT
	Three Months Ended June 30			Six Months Ended June 30
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Revenues
Online music services	1,562	2,221	314	3,167	4,265	604
Social entertainment services and others	4,336	4,711	667	8,467	8,978	1,271
	5,898	6,932	981	11,634	13,243	1,874
Cost of revenues	(3,957)	(4,762)	(674)	(7,660)	(9,096)	(1,287)
Gross profit	1,941	2,170	307	3,974	4,147	587

Selling and marketing expenses	(416)	(579)	(82)	(853)	(1,060)	(150)
General and administrative expenses	(634)	(724)	(102)	(1,236)	(1,405)	(199)
Total operating expenses	(1,050)	(1,303)	(184)	(2,089)	(2,465)	(349)
Interest income	144	153	22	288	327	46
Other gains, net	50	87	12	59	145	21
Operating profit	1,085	1,107	157	2,232	2,154	305

Share of net loss of investments accounted for using equity method	(3)	(8)	(1)	(8)	(19)	(3)
Finance cost	(22)	(17)	(2)	(39)	(37)	(5)
Profit before income tax	1,060	1,082	153	2,185	2,098	297

Income tax expense	(132)	(139)	(20)	(271)	(269)	(38)
Profit for the period	928	943	133	1,914	1,829	259

Attributable to:
Equity holders of the Company	927	939	133	1,914	1,826	258
Non-controlling interests	1	4	1	0	3	0

Earnings per share for Class A and Class B ordinary shares
Basic	0.29	0.28	0.04	0.59	0.55	0.08
Diluted	0.28	0.28	0.04	0.57	0.55	0.08

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.57	0.57	0.08	1.18	1.10	0.16
Diluted	0.55	0.56	0.08	1.15	1.09	0.15

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,250,074,601	3,309,451,768	3,309,451,768	3,250,730,997	3,308,207,122	3,308,207,122
Diluted	3,349,737,375	3,350,151,736	3,350,151,736	3,336,152,109	3,350,000,985	3,350,000,985

ADS used in earnings per ADS computation
Basic	1,625,037,301	1,654,725,884	1,654,725,884	1,625,365,498	1,654,103,561	1,654,103,561
Diluted	1,674,868,687	1,675,075,868	1,675,075,868	1,668,076,055	1,675,000,493	1,675,000,493

TENCENT MUSIC ENTERTAINMENT GROUP UNAUDITED NON-IFRS FINANCIAL MEASURE
	Three Months Ended June 30			Six Months Ended June 30
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Profit for the period	928	943	133	1,914	1,829	259
Adjustments:					-
Amortization of intangible and other assets arising from acquisitions*	90	99	14	180	187	26
Share-based compensation	119	139	20	253	276	39
Gains from investments**	-	(19)	(3)	(1)	(19)	(3)
Fair value change on puttable shares ***	9	10	1	18	19	3
Income tax effects****	(17)	(17)	(2)	(35)	(34)	(5)
Non-IFRS Net Profit	1,129	1,155	163	2,329	2,258	320

Attributable to:
Equity holders of the Company	1,128	1,151	163	2,329	2,255	319
Non-controlling interests	1	4	1	0	3	0

Earnings per share for Class A and Class B ordinary shares
Basic	0.35	0.35	0.05	0.72	0.68	0.10
Diluted	0.34	0.34	0.05	0.70	0.67	0.10

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.69	0.70	0.10	1.43	1.36	0.19
Diluted	0.67	0.69	0.10	1.40	1.35	0.19

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,250,074,601	3,309,451,768	3,309,451,768	3,250,730,997	3,308,207,122	3,308,207,122
Diluted	3,349,737,375	3,350,151,736	3,350,151,736	3,336,152,109	3,350,000,985	3,350,000,985

ADS used in earnings per ADS computation
Basic	1,625,037,301	1,654,725,884	1,654,725,884	1,625,365,498	1,654,103,561	1,654,103,561
Diluted	1,674,868,687	1,675,075,868	1,675,075,868	1,668,076,055	1,675,000,493	1,675,000,493

* Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from acquisitions

** Including the net gains on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments and other expenses in relation to equity transactions of investments

*** Represents the fair value changes on the put liability of certain shares issued in 2018

**** Represents the income tax effects of amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from acquisitions

TENCENT MUSIC ENTERTAINMENT GROUP CONSOLIDATED BALANCE SHEET

	As at December 31, 2019	As at June 30, 2020
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	179	178	25
Right-of-use assets	148	131	19
Intangible assets	1,622	1,953	276
Goodwill	17,140	17,140	2,426
Investments accounted for using equity method	489	2,255	319
Financial assets at fair value through other comprehensive income	4,461	8,652	1,225
Other investments	217	217	31
Prepayments, deposits and other assets	816	998	141
Deferred tax assets	192	214	30
Term deposits	500	1,010	143
	25,764	32,748	4,635

Current assets
Inventories	26	30	4
Accounts receivable	2,198	1,989	282
Prepayments, deposits and other assets	2,220	2,235	316
Other investments	38	37	5
Short-term investments	6	12	2
Term deposits	7,000	9,532	1,349
Cash and cash equivalents	15,426	11,776	1,667
	26,914	25,611	3,625

Total assets	52,678	58,359	8,260

EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	34,425	34,745	4,918
Shares held for share award schemes	(31)	(62)	(9)
Treasury shares	-	(134)	(19)
Other reserves	2,187	5,831	825
Retained earnings	7,007	8,833	1,250
	43,590	49,215	6,966
Non-controlling interests	88	101	14

Total equity	43,678	49,316	6,980

LIABILITIES
Non-current liabilities
Accounts payable	-	136	19
Other payables and other liabilities	68	102	14
Deferred tax liabilities	297	236	33
Lease liabilities	78	62	9
Deferred revenue	67	78	11
	510	614	87

Current liabilities
Accounts payable	2,559	3,063	434
Other payables and other liabilities	3,782	3,310	469
Current tax liabilities	386	399	56
Lease liabilities	69	74	10
Deferred revenue	1,694	1,583	224
	8,490	8,429	1,193

Total liabilities	9,000	9,043	1,280

Total equity and liabilities	52,678	58,359	8,260

TENCENT MUSIC ENTERTAINMENT GROUP CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended June 30			Six Months Ended June 30
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions)			(in millions)

Net cash provided by operating activities	1,889	1,439	204	2,815	2,505	355
Net cash provided by/(used in) investing activities	2,559	(2,072)	(293)	(850)	(6,168)	(873)
Net cash (used in)/provided by financing activities	(11)	(25)	(4)	5	(156)	(22)
Net increase/(decrease) in cash and cash equivalents	4,437	(658)	(93)	1,970	(3,819)	(541)
Cash and cash equivalents at beginning of the period	14,704	12,266	1,736	17,356	15,426	2,183
Exchange differences on cash and cash equivalents	209	168	24	24	169	24
Cash and cash equivalents at end of the period	19,350	11,776	1,667	19,350	11,776	1,667